780 NORTH WATER STREET MILWAUKEE, WISCONSIN 53202-3590 Tel 414-273-3500 Fax 414-273-5198 www.GKLAW.COM

March 9, 2016

VIA EDGAR

Ms. Valerie Lithotomos U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:

Baird Funds, Inc.  (the “Company”)
Registration Nos.: 333-40128; 811-09997

Dear Ms. Lithotomos:

The purpose of this letter is to respond to an oral comment received from you on March 2, 2016 regarding the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the Company on February 26, 2016 relating to the Baird LargeCap Fund (the “Fund”).

The Company understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comment and our response are set forth below.  Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Proxy Statement.

General

1.

Comment:  The “Board Considerations - Investment Performance of the Fund and L2” section of the Proxy Statement indicates that, based on a review of the performance data for the Fund, the Board concluded that the Fund and its shareholders were likely to benefit from L2’s management.  In your response letter, please provide factual support for the Board’s conclusion.

Response:  Given that Mr. Malgari began serving as portfolio manager of the Fund in December 2013, the Board considered the Fund’s performance information for calendar years 2014 and 2015.  The Board also considered the

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March 9, 2016

performance of the S&P 500 Index in comparison to the Fund’s performance for those same time periods.  This information is provided below.

	2014	2015

Fund – Institutional Class	15.09%	-3.94%

S&P 500 Index	13.69%	1.38%

The Company has revised the “Board Considerations - Investment Performance of the Fund and L2” section of the Proxy Statement to read as follows:

“The Board reviewed and considered the performance data for the Fund for the periods ended December 31, 2015.  The Board noted that while L2 was proposed to replace Baird Kailash as subadvisor to the Fund, Mr. Malgari would continue to serve as lead portfolio manager using the same quantitative and fundamental investment methodologies and focus on large cap companies.  The Board considered the Fund’s performance results for the periods during which Mr. Malgari served as portfolio manager, and noted that the Fund outperformed the S&P 500 Index (the “Index”) for the year ended December 31, 2014 and underperformed the Index for the year ended December 31, 2015.  After considering Mr. Malgari’s explanation for the Fund’s underperformance for the year ended December 31, 2015, the Board concluded that the Fund and its shareholders were likely to benefit from L2’s management.”

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If you have any questions regarding this response, please contact the undersigned at 414-287-9517.

Very truly yours, GODFREY & KAHN, S.C. /s/ Ellen Drought Ellen Drought cc:  Charles M. Weber

       Andrew D. Ketter